SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MINUTES OF THE 5TH MEETING OF THE ELEGIBILITY AND ADVISORY COMMITTEE OF

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

On May 14, 2019, at 5:00 p.m., at the meeting room of the company’s head office, located at Rua Costa Carvalho, 300, São Paulo/SP, the 5th Meeting of the Eligibility and Advisory Committee of Companhia de Saneamento Básico do Estado de São Paulo – SABESP was held. The agenda included: analysis of the conditions of the elected candidate, Alexandre Pedercini Issa, to hold office as a member of the Company’s Oversight Board. The members of SABESP’s Eligibility and Advisory Committee, based on the Minutes of the Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2019, were requested by the Shareholders that attended to the Meeting to present a conclusion on the investure of candidate Alexandre Pedercini Issa (effective) as a member of the Oversight Board.

The position as the representative of the minority shareholders in the Oversight Board was selected between two candidates, namely: Alexandre Pedercini Issa and Fabrício Debortoli. By majority of the votes, candidate Alexandre Pedercini Issa was elected as the effective member. Following the election, the representative of shareholder Luiz Barsi Filho, inquired of, initially orally and then in writing, the eventual impediment of such candidate due to the non-compliance with the provision set forth in article 147, paragraph 3, I and II, of Law 6404/1976 (Brazilian Corporate Law), and article 17, paragraph 3, V, of Law 13303/2016 (State-owned Enterprise Act). As opposed to such allegation, shareholder Hydrocenter Válvulas Tubos e Conexões Ltda., through its representative, also provided oral explanations and, subsequently, explanations in writing.

The allegation refers to the impediment to hold the position as a member of the Company’s Oversight Board by candidate Alexandre Pedercini Issa, as such candidate had been indicated, on the same date of the Sabesp’s meeting, as a member of the Oversight Board of Casan – Companhia Catarinense de Águas e Saneamento, which information was provided at the Meeting by the representative of shareholder Luiz Barsi Filho, Ms. Michele da Silva Gonsales Torres.

Managing Director

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

Rua Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo – SP

Tel. 55 (11) 3388-8000 – Fax (11) 3813-3587

www.sabesp.com.br

On a summarized basis, the allegation stated: “Honorable Chairman of the Shareholders’ Meeting of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, as the representative of shareholder LUIZ BARSI, I have come before this Meeting to present my opposition against the indication of Mr. Alexandre Pedercino Issa to hold the position as a member of the Company’s Oversight Board, as he was elected at the Shareholders’ Meeting, in 2019, as a member of the Oversight Board of Companhia Catarinense de Aguas e Saneamento. Such condition is a clear situation of conflict of interests, as set forth in item V, paragraph 2, article 17, of Law 13303/2016 ("State-owned Enterprise Act") and expressly provided for in items I and II, paragraph 3, article 147, of Law 6404/76 ("Brazilian Corporate Law), as both Companies operate in the same segment, in violation not solely of the law, but also the best corporate governance practices. In view of the explicit conflict of interests involving the case under discussion, SABESP’s Eligibility Committee, which is distinguished for the consideration of and compliance with the Corporate Governance rules and has adopted the indication and succession policy, shall not approve such indication and election. The approval of such indication and the election of the candidate hampers not solely the Company, but also its shareholders and the market as a whole. In view of this, I request the Eligibility Committee to reconsider the application of Mr. Alexandre, by not authorizing his investiture and appointing, therefore, the other candidate indicated by the minority shareholder, Mr. Fabricio Debortoli and his alternate, Mr. Charles Rene Lebarbenchon.”.

In opposition to such fact, shareholder Hydrocenter, which indicated the candidate, stated the following: “In attention to the Chairman of the Shareholders’ Meeting of Cia de Saneamento Básico do Estado de São Paulo – SABESP, in opposition to the allegation presented at this Shareholders’ Meeting, shareholder Hydrocenter Válvulas Tubos e Conexões Ltda. informs that it has not accessed yet the minutes of the CASAN’s Meeting, which minutes would eventually include the confirmation of the election of the members of SABESP’s Oversight Board, to hold the same position at CASAN.
Notwithstanding, it shall be pointed out that, if elected at CASAN, such Directors have not held their positions yet as members of CASAN’s Oversight Board.

Managing Director

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

Rua Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo – SP

Tel. 55 (11) 3388-8000 – Fax (11) 3813-3587

www.sabesp.com.br

Last but not least, shareholder Hydrocenter informs that the Reference Form of both Companies (CASAN and SABESP) was analyzed and no reference was identified to any eventual competition between the Companies; accordingly, the investure of the Oversight Board’s members by the minority shareholders at such meeting shall be authorized, aligned with the understanding of the Brazilian Securities and Exchange Commission (CVM).”.

We shall assume that the candidate was elected at CASAN, as indicated by both shareholders, to perform the analysis of the eventual impediment relating to the investure of the candidate as a member of Sabesp’s Oversight Board.

The alleged violations refer to the following provisions:

Law 6404/76 (Brazilian Corporate Law):

Article 147. In accordance with certain requirements set forth in applicable law for investure of a management position at the company, the shareholders’ meeting shall solely elect the candidates that have provided the necessary receipts, a copy of which shall be filed at the company’s head office.

§ 1 ...

§ 2 ...

§ 3 Directors shall enjoy sound reputation and no director shall be elected who, except for a waiver granted in this respect at the shareholders’ meeting:        (introduced by Law 10303/01)

I – hold positions in companies that could be deemed as competitors in the market, especially at advisory, management or oversight bodies; and              (introduced by Law 10303/01)

II – have conflict of interests with the company.     introduced by Law 10303/01)

§ 4 The compliance with the conditions set forth in paragraph 3 shall be confirmed by the declaration provided by the director elected under the terms defined by the Brazilian Securities and Exchange Commission, as provided for in articles 145 and 159, under the penalties of applicable law.      (introduced by Law 10303/01)

Law 13303/16 (State-owned Enterprise Act):

Article 17. The Board of Directors’ members and those candidates indicated to act as officer, chairman, general executive officer and CEO shall be selected amongst citizens that enjoy sound reputation and with notorious knowledge, in compliance with, alternatively,  one of the requirements set forth in items “a”, “b” and “c”, item I, and, on a cumulative basis, the requirements set forth in items II and III:

Managing Director

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

Rua Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo – SP

Tel. 55 (11) 3388-8000 – Fax (11) 3813-3587

www.sabesp.com.br

I - ...

II - ...

III - ...

§ 1 ...

§ 2 The following candidates shall not be indicated to the Board of Directors and Executive Board:

I - ...;

II - ...;

III - ...;

IV - ...; and

V – person that has or could have any conflict of interests with the person controlling the public entity or mixed-capital company or with the company or corporation itself.

It shall be pointed out that the fact that the companies operate in the sewage sector, in different states (São Paulo and Santa Catarina), it could characterize them as potential competitors in the market, as provided for in article 147, paragraph 3, I, of the Brazilian Corporate Law and, accordingly, the conflict of interests of the person acting as a member of the Oversight Board of both Companies, publicly-held companies.

According to its Bylaws and applicable legislation[1], Sabesp is authorized to operate in other Brazilian states and overseas, which becomes questionable the same person acting as a member of the Oversight Board of both Companies.

In order to corroborate such assertion, Sabesp adhered to the program to reduce the losses in another Brazilian state (Alagoas), in addition to the provision of consulting services in the rationale use of water and commercial and operational management overseas (Panama, Honduras and Nicaragua) - item 6.3 of the 2018 Reference Form.

1 Supplementary Law 1025/2007, Article 63 - Paragraphs 5, 7 and 8, article 1, of State Law 119, of June 29, 1973, amended by Law 12292, of March 2, 2006, shall be effective with the following wording:
“Article 1 - .............................................................
§ 5 - The preferential, proper and efficient operation of the services in the State of São Paulo shall be attributed to Companhia de Saneamento Básico do Estado de São Paulo - SABESP, directly or through its subsidiary, associated or not with third parties, to be performed in Brazil or overseas, with respect to the activities comprising its corporate purpose, including the development of public sewage services under the concession regime. (NR).
...............................................................................
§ 7 - For purposes of strict compliance with the activities comprising its corporate purpose, SABESP shall be authorized to participate in the controlling block or invest in the capital stock of other companies, as well as establish subsidiaries, which may be associated with, on a majority or minority level, other companies. (NR).
§ 8 – SABESP and its subsidiaries shall be authorized to create consortia with Brazilian or foreign companies, including other state or municipal sewage companies, as leading company or not, in order to expand the activities, group technologies and increase the investments in sewage services”. (NR).

Managing Director

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

Rua Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo – SP

Tel. 55 (11) 3388-8000 – Fax (11) 3813-3587

www.sabesp.com.br

In turn, according to its Bylaws, Casan shall not depend on any territorial limitation to perform the activities in the State of Santa Catarina and shall not be subject to the statutory condition that the activities shall be performed in the State of Santa Catarina, as a priority. Casan referred to in the Reference Form that its operations were conducted in a city of the State of Paraná.

In addition, taking into consideration such allegation of impediment presented by a minority shareholder, the same allegation may be challenged in the market, which would unnecessarily expose the Company.

It shall be pointed out that the term “market” is not well defined in applicable legislation, in the sense that such term could both be understood on a regional basis and with respect to the domestic market.

Former precedent decisions issued by CADE were limited to the natural monopoly to avoid the competition between the concessionaires[2]; in more recent decisions, CADE elected to also verify the competition “by the market” – instead of “in the market”, as in most sectors of the economy. That is, the competition authority began to consider that, in the sewage sector, the competition is characterized by the bidding process, allowing the participation of companies throughout the country.

Accordingly, in this second scenario, the geographic dimension has been defined as domestic by CADE. In addition, several companies providing sewage services were classified in the definition and have been considered as competitors, including the analysis of the horizontal concentration arising from the sum of the market shares[3].

Anyway, in view of Provisional Measure 868/2018, which changed the regulatory sewage framework, the potential competition in the market amongst the sewage companies is improved.

2 For example, in Concentration Act 08700.006940/2014-30 (Saneamento Águas do Brasil S.A. and Águas de Itu Exploração de Serviços de Água e Esgoto S.A.).

3 In this regard, the Concentration Acts 08700.004803/2018-95 (Iguá Saneamento S.A. and Alberta Investment Management Corporation); 08700.002516/2018-41 (Aegea Saneamento e Participações S.A. and OAS Soluções Ambientais S.A.); 08700.001557/2018-10 (Aegea Saneamento e Participações S.A. and Solví Participações S.A.); 08700.001278/2018-56 (Aegea Saneamento e Participações S.A. and Construtora Aterpa S.A.); 08700.007491/2016-18 (BR Ambiental Fundo de Investimento em Participações, Brookfield Brazil Capital Partners LLC and Odebrecht S.A.); and others.

Managing Director

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

Rua Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo – SP

Tel. 55 (11) 3388-8000 – Fax (11) 3813-3587

www.sabesp.com.br

In view of this, this Committee understands that, in the event candidate Alexandre Pedercini Issa acts as a member of Casan’s Oversight Board, such candidate shall not hold the same position at Sabesp, in which case a new election shall be performed, which understanding shall also be applicable to his alternate, Mr. Eduardo José de Souza, who was also elected to act as an alternate member of Casan’s Oversight Board.

Upon conclusion of our work and with no further comments, the meeting was adjourned, and the minutes was drafted and, after being read and accepted, signed by the members.

ANDRE CARILLO
ELIZABETH MELEK TAVARES
NILTON JOÃO DOS SANTOS

Managing Director

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

Rua Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo – SP

Tel. 55 (11) 3388-8000 – Fax (11) 3813-3587

www.sabesp.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 2, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.